UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UFP Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902673102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902673102	Page 2 of 4

1.	Names of Reporting Persons. Virtus Investment Advisers, Inc. 04-2453743
2.	Check the Appropriate Box if a Member of a Group Not applicable.
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 354,102
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 354,102
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,102
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable.
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person IA

CUSIP No. 902673102	Page 3 of 4

ITEM 1.

(a)	Name of Issuer: UFP Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 172 East Main Street, Georgetown, MA 01833

ITEM 2.

(a)	Name of Person Filing: Virtus Investment Advisers, Inc.

(b)	Address of Principal Business Office, or if None, Residence:

100 Pearl Street, 9th Floor

Hartford, CT 06103

(c)	Citizenship: Massachusetts

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 902673102

ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

The information set forth in rows 5 through 11 of the cover page is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Virtus Investment Advisers, Inc. hereby declares that the filing of Schedule 13G shall not be construed as an admission that Virtus Investment Advisers, Inc. is the beneficial owner of any securities covered by the Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Kevin J. Carr
Kevin J. Carr
Senior Vice President and Clerk